Exhibit 99.12

Volaris Reports May 2019 Traffic Results: 28% Passenger Growth and 88% Load Factor

Mexico City, Mexico. June 5, 2019 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reported May 2019 and preliminary year to date traffic results.

In May 2019, capacity measured by ASMs (Available Seat Miles) increased by 22.9% vs last year, with demand measured by RPMs (Revenue Passenger Miles) showing a strong increase of 26.1%. Volaris carried 1.9 M passengers in total (28.3% increase vs last year), with load factor increasing 2.2 pp to 88.0%.

Volaris’ President and Chief Executive Officer, Enrique Beltranena, commenting on the results and guidance for the second quarter, said: “The significant capacity growth in May and the expected growth in the second quarter 2019 is attributed to the high season during April (Holy/Easter weeks) and the launch of 17 new routes, as well as a relatively low base in the second quarter of last year.  On the fleet side, we will end this quarter with the same fleet size as the previous quarter, namely 78 aircraft”.

The following table summarizes Volaris´ traffic results for the month and year to date.

	May 2019	May 2018	Variance	May YTD 2019	May YTD 2018	Variance
RPMs (in millions, scheduled & charter)
Domestic	1,309	1,038	26.0%	5,953	4,965	19.9%
International	513	407	26.3%	2,365	2,057	15.0%
Total	1,822	1,445	26.1%	8,318	7,022	18.5%
ASMs (in millions, scheduled & charter)
Domestic	1,443	1,174	22.9%	6,858	5,773	18.8%
International	629	512	22.9%	2,990	2,652	12.7%
Total	2,072	1,686	22.9%	9,848	8,425	16.9%
Load Factor (in %, scheduled)
Domestic	90.7%	88.4%	2.3 pp	86.8%	86.0%	0.8 pp
International	81.8%	79.7%	2.1 pp	79.3%	77.7%	1.6 pp
Total	88.0%	85.8%	2.2 pp	84.5%	83.4%	1.1 pp
Passengers (in thousands, scheduled & charter)
Domestic	1,569	1,215	29.1%	7,077	5,802	22.0%
International	357	286	25.1%	1,662	1,444	15.1%
Total	1,926	1,501	28.3%	8,739	7,246	20.6%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 190 and its fleet from four to 79 aircraft. Volaris offers more than 380 daily flight segments on routes that connect 40 cities in Mexico and 25 cities in the United States and Central America with one of the youngest fleet in Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for nine consecutive years. For more information, please visit: www.volaris.com

Investor Relations contact: María Elena Rodríguez & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100